Exhibit 19.2

PRE-CLEARANCE TRADING POLICY

SUMMARY
Members of the TJX Board of Directors, our executive officers and certain other TJX executives are pre-clearers and must personally clear in advance all transactions in TJX securities (unless as part of an appropriate 10b5-1 trading plan). Pre-clearers are informed of their status and must follow this Pre-clearance Trading Policy. Pre-clearers are also required to follow all requirements laid out in The TJX Global Insider Trading Policy.
ADDITIONAL EXPECTATIONS OF ALL PRE-CLEARERS
Pre-clearance Required for All Transactions. Before Pre-clearers or their Covered Persons commit to any proposed transaction in TJX securities, even during an open trading window, they must pre-clear the transaction with one of the pre-clearance officers, listed below. The only exceptions are transactions under a valid, pre-cleared, pre-established Rule 10b5-1 trading plan permitted by TJX. Please note:
/Your broker or other representative may not pre-clear the transaction on your behalf.
/You should provide the officer from whom you are seeking pre-clearance all relevant information about any proposed transaction, including any contemplated related sales or other transactions.
/If you feel you might be in possession of material, non-public information, you should discuss that with the designated officer.
Dividend Reinvestment Prohibition. In addition to the transactions prohibited for all Restricted Associates under The Global Insider Trading Policy, Pre-clearers are further prohibited from participating in any dividend reinvestment plan with respect to TJX securities.
The officers to contact for pre-clearance are the Chief Financial Officer, the General Counsel, and the Corporate Treasurer. Pre-clearers will be notified if there are any changes to the officers who can pre-clear under this Policy.